SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY
GRUST HOLDINGS S.A. INTO BRASKEM S.A.

Entered into by and between:

BRASKEM S.A., a corporation with its principal place of business at Rua Eteno 1.561, Pólo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entity (CNPJ/MF) under No. 42.150.391/0001 -70, herein represented pursuant to its bylaws (“BRASKEM”); and

GRUST HOLDINGS S.A., a corporation with its principal place of business at Rua Funchal 418, 11º andar, sala 12-D, Vila Olímpia, in the City of São Paulo, State of São Paulo, enrolled in the National Register of Legal Entity (CNPJ/MF) under No. 09.284.603/0001 -37, herein represented pursuant to its bylaws (“GRUST”);

BRASKEM and GRUST are collectively referred to simply as “PARTIES”;

WHEREAS:

(i) BRASKEM is a publicly held company with a share capital, totally subscribed for and paid up, of four billion six hundred and forty million nine hundred and forty-six thousand six hundred and sixty reais and ninety-two centavos (R$4,640,946,660.92), divided into four hundred and thirty-two million eight hundred and thirty-seven thousand six hundred and eleven (432,837,611) shares, of which one hundred and forty-nine million eight hundred and ten thousand eight hundred and seventy (149,810,870) are common shares, two hundred and eighty-two million two hundred and twenty-three thousand six hundred and seventy-five (282,223,675) are class “A” preferred shares and eight hundred and three thousand sixty-six (803,066) are class “B” preferred shares;

(ii) BRASKEM is the holder, directly and/or indirectly, of the following petrochemical assets: (1) 62.7% of the total voting capital of Copesul – Companhia Petroquímica do Sul (“COPESUL”); (2) 60% of the total voting capital of Ipiranga Petroquímica S.A. (“IPQ”); (3) 60% of the total voting capital of Ipiranga Química S.A. (“IQ”); and (4) 60% of the total voting capital of Petroquímica Paulínia S.A. (“PPSA”);

#196326 - v1 1

(iii) GRUST, in turn, is a wholly-owned subsidiary of Petrobras Química S.A. – Petroquisa (“PETROQUISA”), with a share capital, totally subscribed for and paid up, of six hundred and ninety-five million six hundred and ninety-seven thousand five hundred and thirty-eight reais and sixty-nine centavos (R$695,697,538.69), divided into six hundred and ninety-five million six hundred and ninety-seven thousand five hundred and thirty-eight (695,697,538) registered common shares, without par value, and on the date hereof, it is the holder, directly or indirectly, of the following petrochemical assets: (1) 36.47% of the total voting capital of COPESUL; (2) 40% of the total voting capital of IPQ; (3) 40% of the total voting capital of IQ; and (4) 40% of the total voting capital of PPSA (“Petrochemical Assets”);

(iv) BRASKEM, ODEBRECHT S.A. (“ODEBRECHT”), NORDESTE QU¥MICA S.A. (“NORQUISA”), Petróleo Brasileiro S.A. - Petrobras (“PETROBRAS”) and PETROQUISA, on November 30, 2007, entered into an investment agreement (“Investment Agreement”), whereby they agree upon the integration into BRASKEM of certain petrochemical assets held by PETROBRAS or PETROQUISA on that date, which include the Petrochemical Assets (“Integration”), based on a preliminary corporate model;

(v) an Addendum to the Investment Agreement was executed on this date, with a view to changing the preliminary corporate model, by dividing the Integration into two phases: the first, providing the merger of shares of GRUST into BRASKEM, and the second, providing the integration of up to 100% of the total voting capital of Petroquímica Triunfo S.A.; and

(vi) after merger of the GRUST shares into BRASKEM, GRUST shall become the wholly-owned subsidiary of BRASKEM, pursuant to article 252 of Law 6404/76 (the “Corporation Law”), and PETROQUISA, the sole shareholder of GRUST, shall receive the BRASKEM shares based on the Replacement Ratio established herein;

NOW THEREFORE, the PARTIES resolve to enter into this Protocol and Justification of Merger of Shares (“Protocol and Justification”), according to articles 224, 225 and 252 of the Corporation Law, subject to the following terms and conditions:

#196326 - v1 2

CLAUSE ONE – PROPOSED TRANSACTION AND JUSTIFICATION

1.1. Proposed Transaction. The transaction consists of the merger of all of the shares issued by GRUST into BRASKEM, in order to make part of the Petrochemical Assets of BRASKEM, with the consequent conversion of GRUST into a wholly-owned subsidiary of BRASKEM, pursuant to the terms of article 252 of the Corporation Law (“Merger of Shares” or “Transaction”).

1.1.1. As a result of the Merger of Shares, PETROQUISA, the sole shareholder of GRUST, shall receive in lieu of its shares issued by GRUST, the shares issued by BRASKEM, according to the Replacement Ratio set out in Clause 2.1. below.

1.2. Justification of the Merger of Shares. The Transaction is being carried out under the terms established in the Investment Agreement, as amended on this date, within the scope of the Integration, and it seeks (i) to increase competition within the entire productive chain of the petrochemical and plastic industry in Brazil, (ii) to foster the creation of value for BRASKEM, PETROBRAS and PETROQUISA, through the accomplishment of additional synergies, as well as (iii) to simplify the current corporate structure, to the extent that it makes feasible the integration of the Petrochemical Assets into BRASKEM, and the concentration and increase of the PETROQUISA participation in BRASKEM.

CLAUSE TWO – NUMBER, TYPE AND CLASS OF SHARES TO BE ALLOCATED

2.1 Number, Type and Class of Shares to be Allocated. As a result of the Merger of Shares of GRUST 0.067419126039 common share and 0.062016407480 class “A” preferred share issued by BRASKEM shall be allocated to each 1 (one) common share issued by GRUST (“Replacement Ratio”), and a total of forty-six million nine hundred and three thousand three hundred and twenty (46,903,320) new common shares, and forty-three million one hundred and forty-four thousand six hundred and sixty-two (43,144,662) new class “A” preferred shares issued by BRASKEM shall be allocated to PETROQUISA, the sole shareholder of GRUST, in exchange for the six hundred and ninety-five million six hundred and ninety-seven thousand five hundred and thirty-eight (695,697,538) common shares held by PETROQUISA in GRUST, which shall be merged.

2.2. Criteria Used to Determine the Replacement Ratio. The Replacement Ratio was determined based on the discounted cash flow method, in the case of BRASKEM, IPQ, PPSA and COPESUL, and on the transaction multiple method for similar companies, in the case of IQ, according to the economic and financial appraisals contained in Exhibit I hereto (“Economic and Financial Appraisal”), previously prepared by Banco Itaú BBA S.A., a financial institution with its principal place of business in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima 3.400, 4º andar, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 17.298.092/0001 -30 (“Banco Itaú BBA”), a specialized company previously contracted by BRASKEM.

#196326 - v1 3

CLAUSE THREE – APPRAISAL CRITERIA FOR BRASKEM AND GRUST SHARES

3.1. Equity Appraisal. The shares issued by GRUST have been appraised based on their equity value, according to an appraisal report especially prepared as of the base date of March 31, 2008 (“Base Date of the Merger of Shares”), and for the purpose of equity accounting of the invested companies of GRUST, the balance sheet of such invested companies was used on that same date. In compliance with the legal requirements, notably the provisions in article 226 and in paragraph 1 of article 252 of the Corporation Law, the specialized company PricewaterhouseCoopers Auditores Independentes was chosen, which is a civil company established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo 1.400, from the 7º to the 11º andares, and from the 13º to the 20º andares, Torre Torino, with a branch in the City of Salvador, State of Bahia, at Rua Miguel Calmon 555, 9º andar, secondarily registered with the Regional Accounting Council of the State of Bahia under CRC No. 2SP000160/O-5 "F" BA and in the National Register of Legal Entities (CNPJ/MF) under No. 61.562.112/0004 -73, with its articles of association duly registered with the 4th Registry of Deeds and Documents of the City of São Paulo, State of São Paulo, on September 17, 1956, with the subsequent amendments thereto registered with the 2nd Registry of Deeds and Documents of the City of São Paulo, State of São Paulo (“PricewaterhouseCoopers Auditores Independentes”), to carry out the appraisal of the shares issued by GRUST. The selection and contracting of PricewaterhouseCoopers Auditores Independentes shall be ratified by the shareholders of BRASKEM and GRUST. As set forth in the appraisal report contained in Exhibit II hereto (“Equity Report”), the shares issued by GRUST were appraised, as of the Base Date of the Merger of Shares, at seven hundred and twenty million seven hundred and nine thousand two hundred and twenty-seven reais and seventy-five centavos (R$ 720,709,227.75) .

3.2. Economic Appraisal. For the purpose of determining the Replacement Ratio set out in Clause 2.1, Banco Itaú BBA has been retained by BRASKEM to make an appraisal on BRASKEM and GRUST, based on the discounted cash flow method, in the case of BRASKEM, IPQ, PPSA and COPESUL, and on the transaction multiple method for similar companies, in the case of IQ, according to the Economic and Financial Appraisal the base date of which is the financial statements of BRASKEM and of the GRUST current invested companies, drawn up on December 31, 2007.

#196326 - v1 4

3.3. According to the provisions in articles 12 and 13 of CVM Ruling 319/99, all financial statements that were used to substantiate the Transaction were audited by PricewaterhouseCoopers Auditores Independentes itself or by KPMG Auditores Independentes, a civil company established in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 33 17th floor, Itaim Bibi, secondarily registered with the Regional Accounting Council of the State of Bahia under No. CRC 2SP014428/O-6-S-BA and in the National Register of Legal Entities (CNPJ/MF) under No. 57.755.217/0001 -29, with its articles of association duly registered with the 2nd Registry of Deeds and Documents of the Legal Entities of the City of São Paulo, State of São Paulo under No. 23.244, on June 24, 1987, the latter being responsible only for the audit on the financial statements of BRASKEM used as a basis for the refund of shares resulting from exercise of the right to withdraw relating to the Merger of Shares.

3.4. Costs of the Transaction. The total cost of the Merger of Shares shall amount to four million reais (R$ 4,000,000.00), including expenses with publications, preparation of appraisal reports and economic and financial appraisals, fees of auditors, appraisers, consultants and lawyers, in Brazil and abroad, and other related expenses.

3.5 Treatment Ascribed to a Subsequent Equity Variation. The equity variation occurring until the Base Date of the Merger of Shares shall be recorded in the books of PETROQUISA, according to the equity accounting method. As from April 1, 2008 until the date on which the Merger of Shares is made, the equity variation shall be recorded in the books of BRASKEM according to the equity accounting method.

CLAUSE FOUR – SHARES OF A COMPANY HELD BY ANOTHER COMPANY AND TREASURY SHARES

4.1. Treatment Ascribed to the Shares of a Company Held by Another Company. On the date hereof, there are no shares issued by BRASKEM which are held by GRUST, nor are there any shares issued by GRUST which are held by BRASKEM.

4.2. Treatment Ascribed to Treasury Shares. GRUST has no treasury shares.

#196326 - v1 5

CLAUSE FIVE – INCREASE IN BRASKEM’S CAPITAL

5.1. Increase in the Subscribed Capital of BRASKEM. The Merger of Shares shall result in an increase in the capital of BRASKEM in the amount of seven hundred and twenty million seven hundred and nine thousand two hundred and twenty-seven reais and seventy-five centavos (R$ 720,709,227.75), according to the Equity Report. As per the Replacement Ratio defined in Clause 2.1, forty-six million nine hundred and three thousand three hundred and twenty (46,903,320) new common shares and forty-three million one hundred and forty-four thousand six hundred and sixty-two (43,144,662) new class “A” preferred shares, all registered and without par value, of BRASKEM (“Shares”) are issued.

5.2. Share Capital of BRASKEM after the Transaction. As a result of the aforesaid capital increase, the share capital of BRASKEM shall amount to five billion three hundred and sixty-one million six hundred and fifty-five thousand eight hundred and eighty-eight reais and sixty-seven centavos (R$ 5,361,655,888.67) and shall be represented by one hundred and ninety-six million seven hundred and fourteen thousand one hundred and ninety (196,714,190) common shares, three hundred and twenty-five million three hundred and sixty-eight thousand three hundred and thirty-seven (325,368,337) class “A” preferred shares, and eight hundred and three thousand and sixty-six (803,066) class “B” preferred shares, all registered and without par value, so that Article 4 of the Bylaws of BRASKEM shall henceforth be effective with the following wording: “Article 4 – The Share Capital is five billion three hundred and sixty-one million six hundred and fifty-five thousand eight hundred and eighty-eight reais and sixty-seven centavos (R$ 5,361,655,888.67), divided into five hundred and twenty-two million eight hundred and eight-five thousand five hundred and ninety three (522,885,593) shares, of which one hundred and ninety-six million seven hundred and fourteen thousand one hundred and ninety (196,714,190) are common shares, and three hundred and twenty-five million three hundred and sixty-eight thousand and three hundred and thirty-seven (325,368,337) are class “A” preferred shares and eight hundred and three thousand and sixty-six (803,066) are class “B” preferred shares. [amount subject to confirmation]

5.3. The Shares shall be paid up with the shares issued by GRUST and shall be allocated to PETROQUISA, the sole shareholder of GRUST, according to the Replacement Ratio mentioned in Clause 2.1.

CLAUSE SIX – TYPE OF SHARES TO BE DELIVERED TO THE GRUST SHAREHOLDERS

6.1. PETROQUISA, the sole holder of common shares of GRUST, shall receive common shares and class “A” preferred shares issued by BRASKEM, in a number established on the basis of the Replacement Ratio set out in clause 2.1 above.

#196326 - v1 6

CLAUSE SEVEN – RIGHT TO WITHDRAW AND SHARE REFUND AMOUNT

7.1. Right to Withdraw of the Shareholders of BRASKEM and GRUST. Pursuant to the provisions in articles 137 and 252, paragraphs 1 and 2 of the Corporation Law, the holders of common shares and class “B” preferred shares of BRASKEM which dissent from the resolution approving the Transaction, shall be assured the right to withdraw. This right to withdraw does not apply to the shareholders of GRUST, since the latter is a wholly-owned subsidiary of PETROQUISA.

7.1.1. Payment of the refund by BRASKEM shall be conditional on the execution of the transaction, as established in article 230 of the Corporation Law, and shall be made after lapse of the legal timeframe for exercise of the right to withdraw. Refund of the amount of the shares shall only be assured in relation to the shares provably held by the shareholder, on the date of publication of the first call notice for the respective General Meeting that will resolve on the Merger of Shares of GRUST, or of the publication of the relevant fact dealing with such Transaction, whichever occurs first, pursuant to article 137, paragraph 1 of the Corporation Law

7.2. Refund Amount for the BRASKEM Shareholders. The shareholders withdrawing from BRASKEM, which own common shares and class “B” preferred shares, shall be entitled to a refund related to their shares, in the equity amount of thirteen reais and fifty centavos (R$13.50) per share, according to the balance sheet of BRASKEM drawn up on December 31, 2007. Therefore, the holders of outstanding class “A” preferred shares of Braskem shall not have the right to withdraw, since such shares are part of an index representing a securities portfolio in Brazil and have a 71.3% free float.

CLAUSE EIGHT – APPROVAL BY THE GENERAL SHAREHOLDERS’ MEETINGS OF BRASKEM AND GRUST

8.1. General Shareholders’ Meeting. With respect to the implementation of the Merger of Shares, the respective Extraordinary General Meetings of the shareholders of BRASKEM and GRUST shall be convened.

#196326 - v1 7

CLAUSE NINE - MISCELLANEOUS

9.1. No Succession. After implementation of the Merger of Shares, BRASKEM shall not absorb the properties, rights, assets, obligations and liabilities of GRUST, which shall continue to exist for all legal purposes and effects, and shall keep the entirety of its legal personality, without any succession.

9.2. Documents Available to the Shareholders. According to the provisions in article 3 of CVM Ruling 319/99, all the documents mentioned in this Protocol and Justification shall be available to the shareholders of BRASKEM and GRUST as from the date of publication of the relevant fact regarding this Transaction or the call notice for the Extraordinary General Meeting of BRASKEM, whichever occurs first, and may be consulted at the following addresses: at the headquarters (as informed in the preamble of this instrument) and website of BRASKEM (www.braskem.com.br), the Securities Commission – CVM and the São Paulo Stock Exchange – BOVESPA.

9.3. Communication of the Merger of Shares to the Authorities. The Integration transaction established in the Investment Agreement, including the forecast on the stage of Merger of Shares, has already been submitted to the Administrative Council for Economic Defense – CADE. The amendments agreed on this date, by means of the addendum to the Investment Agreement, will be submitted to such authority within the legal timeframe.

9.4. Profit Sharing for the 2008 Fiscal Year. The Shares to be issued by BRASKEM as a result of the Merger of Shares shall have full right to all of the dividends and interest on net equity that may be declared by BRASKEM as from the date of issuance of the Shares.

9.5. Effectiveness of Valid Clauses. If any clause, provision, term or condition of this Protocol and Justification is deemed to be invalid or ineffective, the other clauses, provisions, terms and conditions that were not affected by such invalidity or ineffectiveness shall remain unchanged, and the valid and effective portion of this Protocol and Justification shall remain in full force.

9.6. Jurisdiction. The parties elect the central courts of the Judicial District of Camaçari, State of Bahia, to settle all matters arising out of this Protocol and Justification, to the exclusion of any other courts however privileged they might be.

#196326 - v1 8

IN WITNESS WHEREOF, the parties sign this Protocol and Justification in two (2) counterparts of identical form and content, to one sole effect, in the presence of the two undersigned witnesses.

São Paulo, May 14, 2008

BRASKEM S.A.	GRUST HOLDINGS S.A.

Witnesses:

Name:	Name:
ID:	ID:

#196326 - v1 9

EXHIBIT I
ECONOMIC AND FINANCIAL APPRAISAL REPORT

#196326 - v1 10

EXHIBIT II
EQUITY APPRAISAL REPORT

#196326 - v1 11

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.